July 8, 2013

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         H. Roger Schwall

Kevin Dougherty

Michael Fay

Karl Hiller

Re:                             Jones Energy, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 28, 2013

File No. 333-1888896

Ladies and Gentlemen:

Set forth below are the responses of Jones Energy, Inc. (the “Company”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated July 5, 2013, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Staff’s comment letter.  The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

The offering, page 12

1.                                      We note you revised to disclose that if the underwriters exercise their overallotment option, Metalmark Capital and Wells Fargo may elect to exchange JEH LLC Units and a corresponding number of shares of Class B common stock for the cash proceeds that you will receive from the exercise of the underwriters’ overallotment option to purchase additional shares of Class A common stock.  The practical effect of this appears the same as if Class A common stock in Jones Energy Inc. were sold in the public offering by Metalmark Capital and Wells Fargo, as they will ultimately receive the consideration for those shares.  As such, please provide us with an analysis as to whether Metal mark Capital is an underwriter with respect to this offering, in particular with respect to any

Class A common stock issued pursuant to the underwriters’ overallotment, and should be named as such in your filing.

Response:

We acknowledge the Staff’s comment, and based on the analysis below, we respectfully submit that Metalmark is not an “underwriter” with respect to any Class A common stock issued in the offering, including with respect to any exercise of the underwriters’ option to purchase additional shares of Class A common stock.

The term “underwriter” under Section 2(11) of the Securities Act means “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” Metalmark has been an investor in the Company since December 2009 and did not purchase its equity interests in the Company with a view to distribution. In connection with the reorganization of JEH LLC, Metalmark, Wells Fargo and each of the other Existing Owners are converting their existing ownership interests in JEH LLC to JEH LLC Units.  Metalmark is not purchasing any securities from the Company or any other issuer, nor is it receiving its JEH LLC Units in exchange for the contribution of any additional assets.  Rather the conversion is occurring as part of the corporate reorganization of JEH LLC and the conversion of all ownership interests in JEH LLC in connection with this offering in accordance with the terms of the JEH LLC Agreement.

Pursuant to the Exchange Agreement, the Existing Owners and their permitted transferees will have the right, subject to the terms of the Exchange Agreement, to exchange their JEH LLC Units (together with a corresponding number of shares of Class B common stock) with JEH LLC for shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions. In addition, Metalmark and Wells Fargo are entitled to sell (in the aggregate) a number of JEH LLC Units (and a corresponding number of shares of Class B common stock) to the Company equal to the number of additional shares issued to the underwriters upon exercise of the overallotment option, in exchange for a cash payment equal to the net cash price (i.e., net of underwriting discounts and commissions) received by the Company for the additional shares issued in connection with such option closing. Although Metalmark and Wells Fargo are entitled under the Exchange Agreement to make such an exchange in connection with any exercise by the underwriters of their option to purchase additional shares of Class A common stock, such right is optional and neither Metalmark nor Wells Fargo have made any commitments to exercise such an option or to exchange any JEH LLC Units for shares of Class A common stock at any point in the future. Upon exercise by the underwriters of all or any portion of their overallotment option, the Company is obligated to issue additional shares of Class A common stock to the underwriters at the initial public offering price in accordance with the terms of the Underwriting Agreement, regardless of whether Metalmark or Wells Fargo subsequently decide to exercise their right under the Exchange Agreement.  Whether or not this right is exercised, and the timing of such exercise, are independent of the underwriters’ exercise of the overallotment option with respect to the Company. As a result, we do not believe it is accurate to say that the practical result is that Metalmark and Wells Fargo will ultimately receive the consideration for these shares.  Rather, the practical result of the exercise by the underwriters of their option to purchase additional shares of stock is to trigger the rights of Metalmark and Wells Fargo pursuant to the Exchange Agreement, to sell all or any portion of the corresponding JEH LLC Units to the Company for cash.  Such exchange right may be exercised by Metalmark or Wells Fargo, in whole or in part, or not at all, solely at their discretion.  As disclosed on page 60, to the extent the underwriters exercise their option to purchase additional shares of our Class A common stock, and Metalmark Capital or Wells Fargo elect not to exercise their right to exchange a corresponding number of JEH LLC Units, the Company intends to use any remaining proceeds for general corporate purposes.

Furthermore, the shares of Class A common stock that would be issued and sold by the Company to the underwriters on exercise of the overallotment option would constitute a primary issuance that increases the total number of shares of Class A common stock outstanding, regardless and independent of whether Metalmark exercises its right under the Exchange Agreement to sell JEH LLC Units to the Company.

In addition, we note that using a portion of the proceeds of the public offering to redeem or purchase equity interests from existing owners is a common feature of similar so-called “Up-C” structures.  For example, each of the following initial public offerings involved a redemption feature similar to the one in this offering but the issuers did not disclose that the owners of the equity interests subject to potential redemption or repurchase may be deemed to be underwriters: Health Insurance Innovations, Inc. (2013), PBF Energy Inc. (2012), Vantiv, Inc. (2012), FXCM Inc. (2010), Artio Global Investors Inc. (2009) and Emdeon Inc. (2009).

For the foregoing reasons, we do not believe that Metalmark is an underwriter with respect to this offering.

*                                         *                                         *

In addition to the foregoing response to the comment contained in the Staff’s comment letter, we supplementally advise the Staff that additional disclosure regarding underwriting arrangements and relationships with FINRA members will be added to the Registration Statement in a subsequent amendment in response to comments received from FINRA.  Marked pages reflecting this additional disclosure are attached to this letter for reference.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (512) 328-2953 or Mollie Duckworth of Baker Botts L.L.P. at (512) 322-2551.

Very truly yours,

JONES ENERGY, INC.

By:	/s/ Jonny Jones
Jonny Jones, Chairman of the Board and Chief Executive Officer

Enclosures

cc:	Michael L. Bengtson, Baker Botts L.L.P.
Paul F. Perea, Baker Botts L.L.P.
James M. Prince, Vinson & Elkins, L.L.P.
Douglas E. McWilliams, Vinson & Elkins, L.L.P.